City of Buenos Aires, September 7th, 2026

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant Event. Approval of the Fertilizer Project under the RIGI Regime

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations at Pampa Energía S.A. (the “Company”), in connection with the Relevant Event published on July 17, 2026 under ID No. 3546155, to inform that, on the date hereof, the Ministry of Economy published Resolution No. 1.468/2026 in the Official Gazette, pursuant to which the Fertilizer Project submitted by Fértil Pampa S.A.U. was approved for admission to the Incentive Regime for Large Investments (“RIGI”) and qualified as a Long-Term Strategic Export Project.

The Fertilizer Project consists of the development of a unique project for the construction, operation and management of a production complex with a capacity of 6,000 metric tons per day of granular urea (or 2,100,000 metric tons per year) (the “Fertilizer Project”).

The estimated total investment for the Fertilizer Project amounts to approximately US$2.7 billion, to be carried out in accordance with the approved investment plan.

Sincerely yours,

_____________________________

María Agustina Montes

Head of Market Relations